Exhibit 99.1

Mudrick Capital Management, L.P.

Whitebox Advisors, LLC

August 9, 2020

Hycroft Mining Holding Corporation

8181 E. Tufts Avenue, Suite 510

Denver, Colorado 80237

Ladies and Gentlemen:

It is the understanding of Mudrick Capital Management LP and Whitebox Advisors, LLC (the “Significant Shareholders”) that Hycroft Mining Holding Corporation (the “Company”) may need to raise incremental capital in connection with the funding of its strategic plan over the course of the next twelve months. The Significant Shareholders have been longtime investors in the business operated by the Company and believe in the tremendous long term value of this asset as one of the largest permitted gold and silver deposits in the world. The Significant Shareholders would like to express their interest in continuing to support the Company in the execution of its strategic plan by providing incremental capital to the Company. Further investment in the Company by the Significant Shareholders is subject to mutual agreement with respect to the following: (a) the type and amount of incremental capital to be issued by the Company; (b) the price of such securities; and (c) the amount and aggregate purchase price of such securities to be acquired by third parties. The Significant Shareholders are providing this information to the Company solely for the benefit of the Company. We look forward to continuing our dialogue around ways we can be helpful in providing the Company the required capital.

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Exhibit 99.1

Very truly yours, MUDRICK CAPITAL CAPITAL MANAGEMENT LP, as investment manager of certain funds holding shares of Hycroft Mining Holding Corporation

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Chief Investment Officer

Exhibit 99.1

WIDTEBOX ADVISORS, LLC, as investment manager of certain funds holding shares of Hycroft Mining Holding Corporation.

By:	/s/ Chris Hardy
Name:	Chris Hardy
Title:	CCO